UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Smartsheet Inc.

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

83200N103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑    Rule 13d-1(b)
☒    Rule 13d-1(c)
❑    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brent R. Frei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,209,041 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,209,041 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,209,041 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.43% (2)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 5,084,041 shares of Class A common stock of Smartsheet Inc. (the “Company”) held of record by Brent R. Frei, and (ii) 25,000 shares of Class A common stock held by each of the (a) Samantha Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (b) Sofia Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (c) Tessa Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (d) Thomas Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, and (e) Tucker Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, trusts for the benefit of Mr. Frei’s children.

(2)
The percentage of beneficial ownership in Item 11 was calculated based on the outstanding share total reported in the Company's Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on December 11, 2019, in which the Company stated that the number of Class A common stock shares outstanding as of November 30, 2019 was 117,477,938.

CUSIP No. 83200N193	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Smartsheet Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 10500 NE 8th Street, Suite 1300 Bellevue, WA 98004

Item 2(a)	Name of Person Filing:

Brent R. Frei

Item 2(b)	Address of Principal Business Office or, If None, Residence: 10500 NE 8th Street, Suite 1300, Bellevue, WA 98004

Item 2(c)	Citizenship: (i) U.S.

Item 2(d)	Title of Class of Securities: Class A Common Stock, no par value per share

Item 2(e)	CUSIP Number: 83200N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership:
(a) Amount beneficially owned:
5,209,041 (1)
(b) Percent of class:
4.43% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote:
5,209,041 (1)

(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:
5,209,041 (1)
(iv) Shared power to dispose of or direct the disposition of:

None.

CUSIP No. 83200N193	13G	Page 4 of 5 Pages

(1)
Consists of (i) 5,084,041 shares of Class A common stock of Smartsheet Inc. (the “Company”) held of record by Brent R. Frei, and (ii) 25,000 shares of Class A common stock held by each of the (a) Samantha Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (b) Sofia Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (c) Tessa Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, (d) Thomas Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, and (e) Tucker Frei Irrevocable Trust dated January 7, 2018, Mark A. Frei, Trustee, trusts for the benefit of Mr. Frei’s children.

(2)
The percentage of beneficial ownership in Item 4 was calculated based on the outstanding share total reported in the Company's Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on December 11, 2019, in which the Company stated that the number of Class A common stock shares outstanding as of November 30, 2019 was 117,477,938.

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 83200N193	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BRENT R. FREI

/s/ Brent R. Frei
Name: Brent R. Frei